                                                ------------------------------
                                                   OMB APPROVAL
                                                ------------------------------
                                                 OMB NUMBER:3235-0145
                                                 Expires: December 31, 1997
                                                 Estimated average burden
                                                 hours per response .....14.90



                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                     Under the Securities Exchange Act of 1934



                             Garden Botanika, Inc.
                     ----------------------------------
                               (Name of Issuer)


                                  Common Stock
                     ----------------------------------
                        (Title of Class of Securities)


                                 364854109
                     ----------------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2); has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364854109                    13G                  Page 2 of 10 Pages



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Olympus Private Placement Fund, L.P.
    I.R.S. #06-1288030

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /x/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

-------------------------------------------------------------------------------
NUMBER OF                    5  SOLE VOTING POWER
 SHARES
BENEFICIALLY                    378,577
 OWNED BY
  EACH
REPORTING
 PERSON
  WITH
                             --------------------------------------------------
                              6  SHARED VOTING POWER
                                 None
                             --------------------------------------------------
                              7  SOLE DISPOSITIVE POWER
                                 378,577
                             --------------------------------------------------
                              8  SHARED DISPOSITIVE POWER
                                  None
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  378,577

-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    5.4%, but approximately 5.6% is considered together with Olympus
     Executive Fund, L.P

-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 364854109                    13G                  Page 3 of 10 Pages



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Olympus Executive Fund, L.P.
    I.R.S. #06-1440917

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /x/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

-------------------------------------------------------------------------------
NUMBER OF                    5  SOLE VOTING POWER
 SHARES
BENEFICIALLY                    12,000
 OWNED BY
  EACH
REPORTING
 PERSON
  WITH
                             --------------------------------------------------
                              6  SHARED VOTING POWER
                                 None
                             --------------------------------------------------
                              7  SOLE DISPOSITIVE POWER
                                 12,000
                             --------------------------------------------------
                              8  SHARED DISPOSITIVE POWER
                                  None
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  12,000

-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0.17%, but approximately 5.6% is considered together with Olympus
     Private Placement Fund, L.P

-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)   Name of Issuer
-------------------------------------------------------------------------------
            Garden Botanika, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office
-------------------------------------------------------------------------------
            8624 154th Avenue, NE Redmond, WA 98052-3556

Item 2(a)   Name of Person Filing
-------------------------------------------------------------------------------
            Olympus Private Placement Fund, L.P. ("OPPF").
            Olympus Executive Fund, L.P. ("OEF").

            See Schedule II attached hereto for the names,addresses, principal occupations and citizenship of general partners of OPPF and OEF.

Item 2(b)   Address of Principal Business Office
-------------------------------------------------------------------------------
            The address of the principal offices of OPPF and OEF is Metro Center, One Station Place, Stamford, Connecticut 06430.

Item 2(c)   Citizenship
-------------------------------------------------------------------------------
            Both OPPF and OEF are Delaware limited partnerships.

Item 2(d)   Title of Class of Securities
-------------------------------------------------------------------------------
           Common Stock

Item 2(e)  CUSIP Number
-------------------------------------------------------------------------------
           364854109

Item 3     If this statement is filed pursuant to Rules 13d-1(b) or
           13d-2(b), check whether the person filing is a:
-------------------------------------------------------------------------------
           (a) [ ]   Broker or Dealer registered under Section 15 of the Act

           (b) [ ]   Bank as defined in Section 3(a) of the Act

           (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                     Section 240.13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

           (h) [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4   Ownership
-------------------------------------------------------------------------------
           (a) Amount Beneficially Owned: As of December 31, 1996, OPPF had the beneficial ownership of 378,577 shares of Common Stock, representing 5.4% of the total outstanding shares of Common Stock, and OEF had the beneficial ownership of 12,000 shares of Common Stock, representing 0.2% of the total outstanding shares of Common Stock.

           (b) OPPF and OEF are the beneficial owners of, in aggregate, 390,577 shares of Common Stock. Such shares represent approximately 5.6% of the outstanding Common Stock.

           (c) OPPF and OEF file this schedule pursuant to Rule 13(d)-1(c). OPPF was a beneficial owner of Series B, Series C and Series D preferred stock of the Issuer ("Preferred Stock") before the Issuer's Common Stock was registered pursuant to section 12 of the Securities Exchange Act of 1934. On May 22, 1996, as a result of the Issuer's initial public offering, the shares of Preferred Stock held by OPPF were automatically converted into Common Stock. OPPF became the beneficial owner of 378,577 shares of Common Stock which represent 5.4% of all issued and outstanding Common Stock of the Issuer. To the best knowledge of OPPF, no person other than OPPF has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which OPPF may be deemed to beneficially own.

               OEF purchased 12,000 shares of Common Stock which represent 0.2% of all issued and outstanding Common Stock of the Issuer on the public market subsequent to the initial public offering by the Issuer. To the best knowledge of OEF, no person other than OEF has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which OEF may be deemed to beneficially own.

 Item 5  Ownership of Five Percent of Less of a Class
-------------------------------------------------------------------------------
   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6   Ownership of More than Five Percent on Behalf of Another Person
-------------------------------------------------------------------------------
         Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
-------------------------------------------------------------------------------
         Not applicable

Item 8   Identification and Classification of Members of the Group
-------------------------------------------------------------------------------

         Not applicable

Item 9   Notice of Dissolution of Group
-------------------------------------------------------------------------------
         Not applicable

Item 10  Certification
-------------------------------------------------------------------------------
   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 31, 1997


                                       OLYMPUS PRIVATE PLACEMENT FUND, L.P.

                                       By:  OGP Partners, L.P., its General
                                             Partner



                                       By: /s/ Robert S. Morris
                                          -------------------------------------
                                           Name:  Robert S. Morris
                                           Title:  General Partner





                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 31, 1997


                                       OLYMPUS EXECUTIVE FUND, L.P.

                                       By:  OEF, L.P., its General Partner
                                            By:  RSM Corporation, its
                                                 General Partner

                                            By:  /s/ Robert S. Morris
                                                 -----------------------------
                                                 Name:  Robert S. Morris
                                                 Title:  President

                                                                    Schedule I

                              JOINT FILING AGREEMENT



    The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Garden Botanika, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:  October 31, 1997




                                       OLYMPUS  PRIVATE PLACEMENT FUND, L.P.

                                       By:  OGP Partners, L.P., its
                                            General Partner


                                       By:  /s/ Robert S. Morris
                                            ------------------------------
                                            Name:  Robert S. Morris
                                            Title:  General Partner


                                       OLYMPUS EXECUTIVE FUND, L.P.

                                       By:  OEF, L.P., its General Partner
                                                By:  RSM Corporation, its
                                                      General Partner

                                                By: /s/ Robert S. Morris
                                                    --------------------------
                                                    Name:  Robert S. Morris
                                                    Title:  President

                                                                    Schedule II


                      Olympus Private Placement Fund, L.P.

    The following information is provided for the general partner of OPPF and its general partners.

    The business address of each of the persons listed below except Odyssey Zeus, Inc. ("Odyssey"), is Metro Center, One Station Place, Stamford, CT 06430. The business address of Odyssey Zeus, Inc. is Odyssey Partners, L.P., 31 West 52nd Street, 17th Floor, New York, NY 10019.

    I. The general partner of OPPF is OGP Partners, L.P. ("OGP"). OGP is a Delaware limited partnership and its principal occupation is private investment.

    II.  The following persons are the general partners of OGP:

         a). Robert S. Morris. Mr. Morris' principal occupation is president of Olympus Advisory Partners, Inc. Mr. Morris is a United States citizen.

         b). James A. Conroy. Mr. Conroy's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Conroy is a United States citizen.

    III. Non-voting general partner of OGP is Odyssey. Odyssey is a Delaware corporation. The principal occupation of Odyssey is to act as a general partner of OGP.

                    Olympus Executive Fund, L.P.

    The following information is provided for the general partner of OEF, its general partners and presidents of its general partners.

    The business address of each of the persons listed below is Metro Center, One Station Place, Stamford, CT 06430.

    I. The general partner of OEF is OEF, L.P. OEF, L.P. is a Delaware limited partnership and its principal occupation is to act as general partner of OEF.

    II. The general partners of OEF, L.P. are the following entities:

        a). RSM Corporation is a Delaware Corporation and its principal occupation is to act as a general partner of OEF, L.P.

        President of RSM Corporation is Robert S. Morris. Mr. Morris' principal occupation is president of Olympus Advisory Partners, Inc. Mr. Morris is a United States citizen.

        b). Conroy Corporation is a Delaware corporation and its principal occupation is to act as a general partner of OEF, L.P.

        President of Conroy Corporation is James A. Conroy. Mr. Conroy's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Conroy is a United States citizen.

        c). LJM Corporation is a Delaware corporation and its principal occupation is to act as a general partner of OEF, L.P.

        President of LJM Corporation is Louis J. Mischianti.  Mr.
Mischianti's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Mischianti is a United States citizen.